SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FIELD PURSUANT TO RULE 13d-2(a)

                              (Amendment No. __ )1
                              ---------------------

                            NEON Communications, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  640 506 10 1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

         Paul Baskowsky, Esq., Dilworth Paxson LLP, 1735 Market Street,
              3200 Mellon Bank Center, Phila. Pa 19103 215-575-7000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 14, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

                  If the  filing  person has  previously  filed a  statement  on
           Schedule  13G to report the  acquisition  that is the subject of this
           Schedule 13D, and is filing this schedule because of Rule 13-d1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                            Forms

CUSIP No. 640  506  10 1

------------- -----------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATIN NO. OF ABOVE PERSONS (ENTITIES ONLY)
              Exelon Ventures Corp.      EIN: 23-7866286
------------- -----------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)   [ ]
                                                                  (b)   [X]

------------- -----------------------------------------------------------------
3             SEC USE ONLY

------------- -----------------------------------------------------------------
4             SOURCE OF FUNDS*
              OO, WC
------------- -----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------- -----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Pennsylvania
----------------------------- ------------ ------------------------------------
NUMBER OF SHARES              7            SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                  None
REPORTING PERSON WITH
----------------------------- ------------ ------------------------------------
                              8            SHARED VOTING POWER
                                             9,381,916
----------------------------- ------------ ------------------------------------
                              9            SOLE DISPOSITIVE POWER
                                            2,131,143
----------------------------- ------------ ------------------------------------
                              10           SHARED DISPOSITIVE POWER
                                           None
-------------- ----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                9,381,9161
-------------- ----------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*

-------------- ----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               56.3 %
-------------- ----------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
                CO
-------------- ----------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Includes 7,250,773 shares beneficially held by others who, together with Exelon Ventures Corp., may be held to constitute a group.

Schedule 13D                        Forms

CUSIP No. 640  506  10 1

------------- -----------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATIN NO. OF ABOVE PERSONS (ENTITIES ONLY)
              PECO Energy Company      EIN: 23-0970240
------------- -----------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)   [ ]
                                                                  (b)   [X]

------------- -----------------------------------------------------------------
3             SEC USE ONLY

------------- -----------------------------------------------------------------
4             SOURCE OF FUNDS*
              None
------------- -----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------- -----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Pennsylvania
------------- -----------------------------------------------------------------
NUMBER OF SHARES              7            SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                  None  (Item 5)
REPORTING PERSON WITH
----------------------------- ------------ ------------------------------------
                              8            SHARED VOTING POWER
                                             None
----------------------------- ------------ ------------------------------------
                              9            SOLE DISPOSITIVE POWER
                                            None (Item 5)
----------------------------- ------------ ------------------------------------
                              10           SHARED DISPOSITIVE POWER
                                            None
-------------- ----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                9,381,9162
-------------- ----------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*

-------------- ----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               56.3 %
-------------- ----------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
                CO, HC
-------------- ----------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


2 Includes 7,250,773 shares beneficially held by others who may be held to constitute a group of which subsidiary is a member.

Item 1.  Security and Issuer.
(a) Class:
      Common Stock, par value $.01 per share
(b) Name of Isssuer:
      NEON Communications, Inc
(c) Address of Issuer's Principal Executive Office:
      2200 West Park Drive, Westborough, Massachusetts 01851


Item 2.  Identity and Background.
PECO Energy Company, a Pennsylvania corporation, owns all of the issued and outstanding stock of Exelon Ventures Corp.
(a) Name of Filing Person:
     PECO Energy Company
(b) Residence or Business Address:
      2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
      Provider of power generation and other services.

Directors of PECO Energy Company:
(a) Name:
     Corbin A. McNeil, Jr.
(b) Residence or Business Address:
     2301 Market Street, S26-1, Philadelphia, PA 19103
(c) Present Principal Occupation:
     Chairman, President and Chief Executive Officer of PECO Energy Company.

(a) Name:
     Susan W. Catherwood
(b) Residence or Business Address:
      2301 Market Street, Philadelphia PA 19103
(c) Present Principal Occupation:
     Former chairman of the Trustee Board,
     University of Pennsylvania Medical Center and Health System.

(a) Name:
      Daniel L. Cooper
(b) Residence or Business Address:
       2301 Market Street, Philadelphia PA 19103
(c) Present Principal Occupation:
     Former Vice-President and General Manager, Nuclear
     Services Division Gilbert/Commonwealth, Inc.


(a) Name:
      M. Walter D'Alessio
(b) Residence or Business Address:
      2301 Market Street,  Philadelphia, PA 19103
(c) Present Prinicipal Occupation:
     Chairman, President and Chief Executive Officer
     Legg Mason Real Estate Services.

(a) Name:
     G. Fred DiBona, Jr.
(b) Residence or Business Address:
     2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
      President and Chief Executive Officer, Independence Blue Cross.

(a) Name:
     R. Keith Elliott
(b) Residence or Business Address:
      2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
      Chairman and Chief Executive Officer, Hercules Incorporated.

(a) Name:
      Richard H. Glanton, ESQ.
(b) Residence or Business Address:
      2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
      Partner of the law firm Reed Smith Shaw & McClay, LLP.

(a) Name:
     Rosemarie B. Greco
(b) Residence or Business Address:
      2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
     Principal, GRECO Ventures.

(a) Name:
     Dr. John M. Palms
(b) Residence or Business Address:
      2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
      Office of the President of the University of South Carolina.

(a) Name:
      Joseph F. Paquette, Jr.
(b) Residence or Business Address:
      2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
      Former President, Chief Executive Officer and Chief Operating Officer of PECO Energy Company.

(a) Name:
     Ronald Rubin
(b) Residence or Business Address:
       2301 Market Street, Philadelphia, PA 19103.
(c) Present Principal Occupation:
     Chief Executive Officer, The  Pennsylvania Real Estate Investment Trust.

(a) Name:
     Robert Subin
(b) Residence or Business Address:
       2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
      Former Senior Vice-President Global Sourcing and Engineering, Campbell Soup Company.

Officers of PECO Energy Company:
(a) Name:
     Corbin A. McNeil, Jr.
(b) Residence or Business Address:
     2301 Market Street, S26-1, Philadelphia, PA 19103
(c) Present Principal Occupation:
     Chairman, President and Chief Executive Officer.

(a) Name:
     Michael J. Egan
(b) Residence or Business Address:
     2301 Market Street, S26-1, Philadelphia, PA 19103
(c) Present Principal Occupation:
     Senior Vice-President Finance and Chief Financial Officer.

(a) Name:
     Gerald R. Rainey
(b) Residence or Business Address:
       2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
      President and Chief Nuclear Officer, PECO Energy Nuclear.

(a) Name:
     James W. Durham
(b) Residence or Business Address:
     2301 Market Street, S26-1, Philadelphia, PA 19103
(c) Present Principal Occupation:
     Senior Vice-President and General Counsel.

(a) Name:
     Kenneth G. Lawrence
(b) Residence or Business Address:
     2301 Market Street, S24-1, Philadelphia, PA 19103
(c) Present Principal Occupation:
     Senior Vice-President, Corporate and President, PECO Energy Distribution.

(d) , (e) Neither PECO Energy Company nor, to the best knowledge of PECO Energy Company, has any director or officer of PECO Energy Company, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)  Citizenship:
PECO Energy Company is organized under the laws of the Commonwealth of Pennsylvania.
Each of PECO Energy Company's Officers and Directors are citizens of the United States of America.

(a) Name of Person Filing:
     Exelon Ventures Corp., a Pennsylvania corporation, is a wholly-owned subsidiary of PECO Energy Company.
(b) Residence or Business Address:
      2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
      Owns and manages capital investments.

Directors of Exelon Ventures Corp:
(a) Name:
     Gregory A. Cucchi
(b) Residence or Business Address:
      2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
     Chairman, Chief Executive Officer, Exelon Ventures  Corp.

(a) Name:
     Robert A. Shinn
(b) Residence or Business Address:
      2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
     President, Exelon Ventures Corp.

(a) Name:
      Michael J. Eagan
(b) Residence or Business Address:
     2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
     Senior Vice-President Finance and Chief Financial Officer of PECO Energy Company.

Officers of Exelon Corp:
(a) Name:
      Gregory A. Cucchi
(b) Residence or Business Address:
     2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
      Chairman, Chief Executive Officer.

(a) Name:
      Joseph J. Kerecman
(b) Residence or Business Address:
     2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
      Vice-President

(a) Name:
     Katherine K. Combs
(b) Residence or Business Address:
      2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
     Secretary

(a) Name:
      Robert A. Shinn
(b) Residence or Business Address:
      2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
     President

(a) Name:
     J. Barry Mitchell
(b) Residence or Business Address:
      2301 Market Street, Philadelphia, PA 19103
(c) Present Principal Occupation:
     Treasurer

(d), (e) Neither Exelon Ventures Corp. nor, to the best knowledge of Exelon Ventures Corp., has any director or officer of Exelon Ventures Corp., been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship:
Exelon Ventures Corp. is organized under the laws of the Commonwealth of Pennsylvania.
Each of Exelon Ventures Corp.'s Officers and Directors are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to the terms of a Subscription Agreement between Northeast Optic Network, Inc., NEON Communications, Inc. ("NEON Communications") and Exelon Corporation (now known as Exelon Ventures Corp.), dated as of November 23, 1999, as amended by Amendment No. 1 dated May 1, 2000 among the parties and Amendment No. 2 dated September 6, 2000 among the parties (as amended, the "Subscription Agreement"), executed in connection with the transaction described in Item 4, below, NEON Communications issued 2,131,143 shares of its common stock to Exelon Ventures Corp. in exchange for certain intangible rights of use and services related thereto to be provided by Exelon Ventures Corp. and certain cash payments made or to be made in the aggregate amount of $9,175,373, the source of which is and will be working capital.

Item 4.  Purpose of Transaction.

On September 14, 2000, NEON Communications and Exelon Ventures Corp. completed a transaction (the "Transaction") which involved, among other things, (i) the issuance by NEON Communications of the 2,131,143 shares of its Common Stock (the "Shares") to Exelon Ventures Corp. in exchange for the agreement by Exelon Ventures Corp. to pay to NEON Communications $9,175,373, $4,032,375 of which was paid at closing, and Exelon Ventures Corp.'s agreement to provide certain intangible rights of use and services related thereto.

The Shares were acquired as an investment in connection with the completion of the Transaction.

On the same date, NEON Communications and Consolidated Edison Communications, Inc. ("CEC") completed a similar transaction (the "CEC Transaction").

In connection with the Transaction and the CEC Transaction, NEON Communications' Board of Directors was set at nine members. One individual designated by Exelon Ventures Corp. and one individual designated by CEC were elected to the Board of Directors of NEON Communications on September 14, 2000.

Although neither PECO Energy Company nor Exelon Ventures Corp. ("the Reporting Persons") have any current intention to do so, the Reporting Persons may, from time to time, determine to purchase additional shares of NEON Communications on the open market, in negotiated transactions, pursuant to the rights described in
Item 6, below, or otherwise. Although the Reporting Persons have no current intention to do so, the Reporting Persons may also sell the Shares.

Except as described herein, the Reporting Persons have no plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) and (b). The following table sets forth the aggregate number of shares and percentages of the outstanding shares of Common Stock of NEON Communications beneficially owned by each Reporting Persons and by each executive officer, director and controlling person, if any, of the Reporting Persons, and, with respect to the knowledge of the Reporting Persons, each other party who may be deemed together with Exelon Ventures Corp. to constitute a group. Any of the aforementioned persons whose names do not appear in the table below do not beneficially own any shares of Common Stock of NEON Communications. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name.

                             Number of shares                  Percentage of
Name of Person             beneficially owned               outstanding shares
--------------             ------------------               ------------------


PECO Energy Company        9,381,916*                              56.3%

Exelon Ventures Corp.      9,381,916*                              56.3%

Consolidated Edison
   Communications, Inc.    9,381,916*                              56.3%

Mode 1
   Communications, Inc.    9,381,916*                              56.3%

PECO Energy Company owns all of the issued and outstanding shares of Exelon Ventures Corp., and is, therefore, indirect beneficial owner of all of the Shares. Pursuant to Section 13(d)(3) under the Securities Exchange Act, Exelon Ventures Corp., CEC and Mode 1 Communications, Inc. ("Mode 1") may each be deemed to beneficially own the shares of Common Stock of NEON Communications owned by the others as result of the limited agreement as to voting described in
Item 6, below.

*Shared voting power as to all shares for the limited purpose described in Item 6, below, and sole dispositive power over 2,131,143, as to Exelon Ventures Corp., 2,476,735, as to CEC, and 4,774,038, as to Mode 1.


No person named in response to Item 2 has effected any transaction in the class of securities reported on during the past 60 days. To the knowledge of the Reporting Persons named herein, neither CEC nor Mode 1 has effected any transaction in the class of securities reported on during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Subscription Agreement
----------------------

As noted in Item 3, Exelon Ventures Corp. and NEON Communications are parties to a Subscription Agreement pursuant to which the Reporting Persons acquired the Shares.

Stockholders' Agreement
-----------------------

Exelon Ventures Corp., CEC, Mode 1 (collectively, "Stockholders" and individually a "Stockholder") and NEON Communications are parties to a Stockholders' Agreement dated as of September 14, 2000 under which the Stockholders agreed to vote all of the shares of Common Stock of NEON Communications owned by them or over which any of them had voting control, so as to fix the numbers of directors of NEON Communications at nine, to elect two directors designated by Mode 1 initially John H. Forsgren and Gary D. Simon, one director designated by Exelon Ventures Corp., initially Robert A. Shinn, and one member designated by CEC, initially Peter A. Rust. Each of the Stockholders also agreed not to vote to remove any director designated by any of the other Stockholders, except for bad faith or willful misconduct. Mode 1's right to designate two directors shall be reduced to one in the event its stock ownership is reduced below certain specified levels.

Each of the Stockholders also granted to the other Stockholders on a pro rata basis certain rights of first offer with respect to any transfers (including upon the occurrence of certain bankruptcy or insolvency events) of shares of Common Stock of Neon Communications owned by it, except for transfers of up to 160,000 shares within any rolling 12-month period, transfers to certain affiliated parties, and certain transactions that involve a change in control of the ultimate parent of the Stockholder.

In addition, under a certain FiveCom, Inc. Principal Stockholders Agreement (the "CMP Agreement"), dated May 28, 1998 between Northeast Utitilies, Inc., the parent of Mode 1, and Central Maine Power Company ("CMP"), Mode 1 and NEON Communications have certain rights to acquire shares of NEON Communications owned by CMP and NEON Communications has certain rights to acquire its shares owned by Mode 1, in each case in the event of a third party offer for such shares or upon the occurrence of certain bankruptcy and insolvency events. NEON Communications has granted to each of the Stockholders on a pro rata basis an option to acquire any shares of NEON Communications which NEON Communications has a right to acquire from CMP under the CMP Agreement and to each of the Stockholders other than Mode 1 on a pro rata basis an option to acquire any shares of NEON Communications which NEON Communications has a right to acquire from Mode 1 under the CMP Agreement. NEON Communications has agreed to exercise its rights under the CMP Agreement upon exercise of these rights by the Stockholders.


Registration Rights Agreement
-----------------------------

Under the terms of a Registration Rights Agreement, (the "Registration Agreement") among NEON Communications, Exelon Ventures Corp. and CEC dated as of September 14, 2000, NEON Communications granted to each of Exelon Ventures Corp. (with respect to the Shares) and CEC (with respect to the shares of NEON Communications which CEC acquired in the CEC Transaction) the right to one demand registration on Form S-3 at any time after the first anniversary of the date of closing of the Transaction, and to participate in the demand registration of the other, which such offering(s) may be underwritten at the election of the initiating holder(s). In the event that Form S-3 is not available, Exelon Ventures Corp. and CEC are entitled to jointly demand one registration on Form S-1 in lieu of their right to demand registration on Form S-3. In addition, Exelon Ventures Corp. and CEC were granted certain "piggyback" registration rights under the terms of the Registration Rights Agreement. In connection with any such registration, NEON Communications and the selling holders will mutually indemnify each other against certain liabilities, including liabilities under the federal securities laws.


Item 7.  Material to be Filed as Exhibits.
Exhibit A: Subscription Agreement dated November 23, 1999, incorporated by reference to Exhibit 10.45 to the Annual Report on Form 10-K for the year ended December 31, 1999 filed by Northeast Optic Network Inc.
Exhibit B: Stockholders' Agreement dated September 14, 2000.
Exhibit C: Registration Rights Agreement dated September 14, 2000.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: September 25, 2000

                                        PECO ENERGY COMPANY



                                        By:          /s/ Gregory A. Cucchi
                                                     ------------------------

                                        Name:        Gregory A. Cucchi
                                                     ------------------------

                                        Title:       Senior Vice-President
                                                     ------------------------



                                        EXELON VENTURES CORP.



                                        By:          /s/ Gregory A. Cucchi
                                                     ------------------------

                                        Name:        Gregory A. Cucchi
                                                     ------------------------

                                        Title:       CEO
                                                     ------------------------



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                             JOINT FILING STATEMENT


In accordance with Rule 13d-1(f) promulgated pursuant to the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto, with respect to the Common Stock, par value $.01 per share, of NEON Communications, Inc. and that this Joint Filing Statement be included as an Exhibit to such joint filing.


Date: September 25, 2000

PECO ENERGY COMPANY


By:           /s/ Gregory A. Cucchi
              ----------------------------------------

Name:              Gregory A. Cucchi
              ----------------------------------------

Title:              Senior Vice-President
              ----------------------------------------


EXELON VENTURES CORP.


By:           /s/ Gregory A. Cucchi
              ----------------------------------------

Name:              Gregory A. Cuccchi
              ----------------------------------------

Title:              CEO
              ----------------------------------------

                            NEON COMMUNICATIONS, INC.

                             STOCKHOLDERS'AGREEMENT

         This Stockholders' Agreement dated as of September 14, 2000, is entered into by and among Mode 1 Communications, Inc. a Connecticut corporation ("M1"), Exelon Ventures Corp., a Pennsylvania corporation ("Exelon"), Consolidated Edison Communications, Inc., a New York corporation ("CEC") and NEON Communications, Inc., a Delaware corporation (the "Company"). M1, Exelon and CEC are sometimes referred to in this Agreement collectively as the "Stockholders."

                                    Recitals:

         A. M1 owns, either directly or indirectly, certain outstanding shares of the Common Stock, par value $.01 per share ("Common Stock"), of the Company;

         B. Exelon and CEC shall receive certain shares of the Common Stock of the Company pursuant to the transactions contemplated by those certain
Subscription Agreements, dated as of November 23, 1999, by and between the Company, NorthEast Optic Network, Inc. and each of Exelon and CEC (as amended to date, the "Subscription Agreements"), and those certain System Agreements of even date herewith, by and between the Company and each of Exelon and CEC (together with the Subscription Agreements, the "Touchdown Agreements"); and

         C. The Company and the Stockholders wish to provide for the continuing representation of the Stockholders on the Board of Directors of the Company in the manner set forth below.

         In consideration of the mutual covenants contained herein and the consummation of the transactions contemplated by the Touchdown Agreements, and for other valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

         1. Voting of Shares.

(a) In any and all elections of directors of the Company (whether at a meeting or by written consent in lieu of a meeting), each Stockholder shall vote or cause to be voted all Shares (as defined in Section 2 below) owned by it, or over which it has voting control, and otherwise use its respective best efforts, so as to fix the number of directors of the Company at nine and to elect (i) two members designated by M1, initially John H. Forsgren and Gary D. Simon, (ii) one member designated by Exelon, initially Robert A. Shinn and (iii) one member designated by CEC, initially Peter A. Rust; provided, however, that the Stockholders shall have no obligation to elect any designee whom the Board of Directors of the Company, in its reasonable discretion, has deemed an unacceptable candidate for election.

                  (b) No Stockholder shall vote to remove any director designated by another Stockholder, except for bad faith or willful misconduct with respect to the business affairs of the Company on the part of such director.

         2. Shares. "Shares" shall mean and include any and all shares of Common Stock and/or shares of any other class of the capital stock of the Company, by whatever name called, which carry voting rights (including voting rights which arise by reason of default) and shall include any such shares now owned or subsequently acquired by a Stockholder, or any of its respective affiliates, as such term is defined in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended ("Affiliates"), however acquired, including, without limitation, shares acquired as a result of any stock splits, stock dividends or recapitalizations. Without limiting the generality of the foregoing, "Shares" shall include, as applicable, all shares of Common Stock of the Company received by Exelon or CEC under their respective Subscription Agreements including, without limitation, any such shares received by Exelon or CEC under Section 12.04 ("Assignment; No Third Party Beneficiaries") of their respective Subscription Agreements.

         3.  Reduction in Board  Representation.  Subject to the  provisions  of
Section 4 of this Agreement, in the event that M1 shall hold a number of the outstanding Shares of the Company which is both (i) equal to or less than the lower of the number of such shares then held by either Exelon or CEC, and (ii) less than the number of shares held by such entity on the date hereof (other than as a result of a reverse stock split, recapitalization or the like), then Ml shall only be entitled to designate one member of the Board of Directors pursuant to Section 1(a) of this Agreement.

         4. Termination. This Agreement shall terminate in its entirety upon the sale of all or substantially all of the assets or stock of the Company, whether by merger, sale of assets or otherwise. If any Stockholder shall hold less than one half of the percentage of the outstanding Shares of the Company beneficially owned on the date hereof by Exelon or CEC, whichever is lower (the "Minimum Percentage"), then such Stockholder's rights and obligations hereunder (but not the rights and obligations of the other Stockholders hereunder) shall terminate.

         5. No Revocation. The voting agreements contained herein are coupled with an interest and may not be revoked, except by an amendment, modification or termination effected in accordance with Section 9(e) hereof. Nothing in this
Section 5 shall be construed as limiting the provisions of Section 4 or 9(e) hereof.

         6. Representations and Warranties. Each Stockholder hereby represents and warrants to the others that, as of the date of this Agreement, such Stockholder owns, directly or indirectly, the number of Shares set forth opposite such Stockholder's name on Schedule 1 hereto.

         7. Legend. Each of the Stockholders agrees that, upon the execution of this Agreement and for so long as this Agreement remains in effect, such Stockholder will cause all certificates for Shares now owned or hereafter acquired by such Stockholder to be submitted to the Company, which shall then cause such certificates to be endorsed with a legend in substantially the following form:

                  "This Certificate and the shares represented hereby are subject to the provisions of a Stockholders' Agreement, dated September 14, 2000, by and among certain stockholders of the Company. A copy of that Stockholders' Agreement is on file at the principal office of the Company and is available from the Company upon request."

         8. Right of First Offer; Option to Purchase on Certain Events; Determination of Fair Market Value.

                  (a) Right of First Offer. Except as set forth in the last sentence of Section 8(a), in Section 8(e) or in Section 8(h), no Stockholder shall sell, transfer or otherwise dispose for value or agree to sell, transfer or otherwise dispose for value, in either case directly or indirectly (i.e., if control of the Stockholder, or an Affiliate of the Stockholder which holds its Shares, is sold or otherwise transferred to a third party other than (A) an Affiliate of the Stockholder or of such Affiliate of the Stockholder or (B) in or by way of any merger, consolidation, sale of assets or similar transaction where control of the ultimate parent of the Stockholder is assumed or acquired by another entity whose common shares are publicly traded ), all or any of its Shares, unless in each such case such Stockholder (the "Offering Stockholder") shall have first complied with this Agreement. Such Offering Stockholder shall deliver to each of the other Stockholders (the "Offeree Stockholders") a written notice (the "Offer Notice") of any proposed or intended sale, transfer or other disposition for value of the Shares (the "Offered Securities"), which Offer Notice shall:

                      (i)      identify the number of Shares to be transferred;

                      (ii) describe the price and other terms upon which they are to be sold, transferred or otherwise disposed;

                      (iii) at the election of the Offering Stockholder, identify the persons or entities to which the Offered Securities are to be sold, transferred or otherwise disposed (the "Proposed Transferee"); and

                      (iv) offer to sell or transfer to each of the Offeree Stockholders such portion of the
                               Offered  Securities as the aggregate  number
                               of  Shares   then   held  by  such   Offeree
                               Stockholder bears to the total number of Shares then held by all of the Offeree Stockholders (the "Basic Amount").

The terms set forth in the Offer Notice is referred to herein as the "Offer". In determining the pro rata portions of Shares owned by Exelon or CEC, any Shares that they have a right to acquire if they satisfy certain objectives set forth in the Subscription Agreements shall be deemed to be owned by them for the purposes of this Agreement even if not yet issued to them or issued to them but subject to divestment if those objectives are not satisfied. Notwithstanding the foregoing, any Stockholder may sell, transfer or otherwise dispose of up to 160,000 Shares in any rolling 12-month period, such amount to be adjusted appropriately in the event of stock splits, stock dividends, recapitalizations and the like, or any or all Shares owned beneficially by such Stockholder to an Affiliate of such Stockholder, in either case without compliance with the terms of this Section 8.

                  (b) Acceptance Procedures. To accept an Offer, in whole or in part, an Offeree Stockholder shall deliver a written notice to the Offering Stockholder (with copies to the other parties to this Agreement) within five Business Days of the delivery of the Offer Notice (the "Acceptance Date"), setting forth (i) the portion of such Offeree Stockholder's Basic Amount that such Offeree Stockholder elects to purchase and (ii) whether such Offeree Stockholder desires to purchase its pro rata portion or any Offered Securities not accepted or purchased by the other Offeree Stockholders in accordance with this Agreement (the "Notice of Acceptance") and confirming its agreement to pay 105% of the price stipulated in Section 8(a)(ii). For purposes of this Agreement, "Business Day" shall mean any day other than Saturday, Sunday and any day which is a legal holiday or a day on which banking institutions in New York, NY are authorized or required by law or other action of any applicable governmental authority to close.

                  (c) Sales Procedures. If less than all Offered Securities are subscribed by a Notice(s) of Acceptance by the Acceptance Date, then the provisions of this Agreement shall be deemed satisfied and the Offering Stockholder, during the 100 calendar days following the Acceptance

Date, may sell, transfer or otherwise dispose of the Offered Securities on substantially the terms stated in the Offer Notice and at a price- no lower than the price set forth in the Offer Notice. If all of the Offered Securities have been subscribed by a Notice(s) of Acceptance by the Acceptance Date, then the Offeree Stockholders who have so accepted the Offer shall have 30 calendar days after the Acceptance Date in which to consummate the purchase (the "Closing Period"). The Closing Period shall be extended by a reasonable period, not to exceed 30 calendar days, in the event that an Offeree Stockholder must obtain regulatory approval in order to purchase the Offered Securities in compliance with applicable laws. In the event that any Offeree Stockholder who has submitted a Notice of Acceptance is unable to consummate the purchase within the Closing Period for reasons beyond such Offeree Stockholder's control (as such period may be extended pursuant to the preceding sentence), then the Offering Stockholder, within 100 calendar days after the expiration of the Closing Period, may sell, transfer or otherwise dispose of the Offered Securities on substantially the terms stated in the Offer Notice and at a price no lower than the price set forth in the Offer Notice. Under no circumstance shall any Offering Stockholder be required to consummate a sale to any Offeree Stockholder unless and until all Offered Securities have been subscribed by a Notice(s) of Acceptance from one or more Offeree Stockholders which are able to consummate their respective purchases within the Closing Period, or any permitted extension thereof. Notwithstanding the fact that the compensation offered by the Proposed Transferee has an in-kind component (as discussed below), all purchases of Offered Securities by the Offeree Stockholders shall be made in cash, by certified check or wire transfer of immediately available funds.

                  (d) Valuation of In-Kind Compensation. If the compensation offered by the Proposed Transferee has an in-kind component, then the Offering Stockholder shall submit an appraisal of the cash value of such in-kind component (which may be prepared by the Offering Stockholder or by a third party, at the Offering Stockholder's election) to the Offeree Stockholders with the Offer Notice. If the Offeree Stockholders, or any of them, desire to obtain an independent appraisal of the cash value of the in-kind component, such Offeree Stockholders may do so at their expense (to be shared pro rata among such Offeree Stockholders), and, except as set forth in the next sentence, the Acceptance Period shall run from the date such independent appraisal is rendered (which date shall not be more than 30 calendar days after the date of the Offer Notice). If the Offering Stockholder does not accept such independent appraisal, or the parties cannot otherwise agree on the cash value of the in-kind component within 15 calendar days of the delivery of such independent appraisal, then the parties shall submit their respective appraisals to an arbitrator appointed by the Boston Office of the American Arbitration Association who will choose one of the appraisals, and the Offering Stockholder and the Offeree Stockholders shall each be responsible for a pro rata portion of the costs of such arbitration process, which decision shall be binding upon the parties.

                  (e) Option to Purchase on Certain Events. Upon any Stockholder's filing for bankruptcy or other similar relief, making a general assignment for benefit of its creditors or having a petition for bankruptcy or similar relief filed against it which results in an order not dismissed within 60 days, the other Stockholders shall have a right of first offer to purchase their pro rata portions of the Shares owned by such Stockholder's predecessor in interest (or, in the case of the debtor in possession, owned by such Stockholder) under the procedures set forth in Sections 8(b) and (c), except that (i) the applicable purchase price shall be the Fair Market Value, as determined in accordance with subsection (f) below, and (ii) if an Offeree Stockholder does not receive an Offer Notice, the rights of the other Stockholders shall accrue upon the receipt of actual notice of the event triggering its rights under this subsection (e). The provisions of Sections 8(a) and 8(b) above shall also govern in the event that the options under this subsection (e) are not fully exercised.

                  (f) Determination of Fair Market Value. If the Company's Common Stock is traded on the Nasdaq National or Small Capital Markets or any other national securities market, the "Fair Market Value" per share shall be the average of the closing prices over the 20 trading days preceding the date as of which the Fair Market Value is to be determined. If the Company's Common Stock is not so traded, then the parties shall attempt to agree on the Fair Market Value of the Shares. If not agreed to by the parties within 30 calendar days after a request seeking an agreement as to Fair Market Value, then the procedures set forth in Section 8(d) shall apply.

                  (g) Identity of the Proposed Transferee. If the Offering Stockholder has elected not to identify the Proposed Transferee in the Offer Notice and wishes to transfer the right to designate a director or directors as permitted by Section l (a) of this Agreement relating to the election of directors of the Company, then the Offering Stockholder shall notify the other parties to this Agreement of the name of the Proposed Transferee and the procedures set forth in Sections 8(a) - (c) shall commence again starting with the delivery of the notice identifying the Proposed Transferee which, along with the terms set forth in the original Offer Notice, as they may be modified in the notice identifying the Proposed Transferee, shall be deemed to constitute a new Offer Notice.

                  (h) Rights under Principal Stockholders' Agreement. Northeast Utilities ("NU"), the parent of Ml, is a party to that certain FiveCom, Inc. Principal Stockholders Agreement, dated May 28, 1998 (the "NU/CMP Agreement") with Central Maine Power Company ("CMP"). As long as the NU/CMP Agreement remains in effect, the terms of this Section 8(h) shall apply.

                           (i) The Company hereby agrees that, in the event that
the Company is entitled to purchase shares of the Common Stock of the Company held by CMP, Mainecom Services or any other Affiliate of CMP (the "CMP Shares") pursuant to Article 2 of the NU/CMP Agreement, the Company will forward to the Stockholders a copy of any notice received by the Company under Section 2.1(a) or 2.1(b) of the NU/CMP Agreement, herein referred to as a "CMP Offer Notice") within five Business Days of receiving such notice. Except for the price for the CMP Shares, which shall be as set forth in the CMP Offer Notice, and except as otherwise set forth below, the procedures set forth in Section 8(b) and Section 8(c) of this Agreement shall then apply as if the Company were the Offering Stockholder and the CMP Shares were the Offered Securities. The Company shall purchase such number of CMP Shares as have been subscribed for by a Notice(s) of Acceptance from one or more Offeree Stockholders which are able to consummate their respective purchases within the Closing Period, which, for purposes of this Section 8(h)(i) shall be deemed to end no later than 30 calendar days after delivery of the CMP Offer Notice to the Company (up to the total number of CMP Shares offered to the Company in the CMP Offer Notice). If the Company's entitlement to purchase the CMP Shares arises pursuant to Section 2.1(b) of the NU/CMP Agreement, the Closing Period may be extended for a period of 120 calendar days after the date on which CMP or the Company makes a request for an agreement as to Fair Market Value, as provided in Section 2.1(c) of the NU/CMP Agreement, and the Offeree Stockholders who have agreed to purchase CMP Shares hereby agree to pay the Fair Market Value negotiated by the Company in accordance with the provisions of Section 2.1(c) of the NU/CMP Agreement. Notwithstanding anything in Section 8(c) of this Agreement to the contrary, the Offeree Stockholders who have agreed to purchase CMP Shares will deposit the purchase price for their portion of the CMP Shares with the Company on or prior to the last day of the Closing Period, and the Company will deliver to each Offeree Stockholder the number of CMP Shares subscribed to by such Offeree Stockholder promptly upon delivery of such shares to the Company. Any Offeree Stockholder who fails to deposit the purchase price for its portion of the CMP Shares on or prior to the last day of the Closing Period shall be deemed to have withdrawn its Notice of Acceptance.

                           (ii)   Notwithstanding   anything  to  the   contrary
contained in this Agreement, M1 shall satisfy its obligations under Section 8(a) of this Agreement by sending a copy of the Offer Notice to the Company (the "M1 Offer Notice", which term shall include any notice received by the Company under
Section 2.1(a) or 2.1(b) of the NU/CMP Agreement). The Company shall immediately forward a copy of the M1 Offer Notice to the other Stockholders, and, except as set forth below, the procedures set forth in Section 8(b) and Section 8(c) of this Agreement shall then apply as if the Company were the Offering Stockholder. The Company shall purchase such number of Offered Securities offered to the Company in the M1 Offer Notice as have been subscribed for by a Notice(s) of Acceptance from one or more Offeree Stockholders which are able to consummate their respective purchases within the Closing Period, which, for purposes of this Section 8(h)(ii) shall be deemed to be no later than 30 calendar days after delivery of the M1 Offer Notice to the Company, unless the Company is purchasing the Offered Securities pursuant to Section 2.1(b) of the NU/CMP Agreement in which case the Closing Period may be extended for a period of 120 calendar days after the date on which NU or the Company makes a request for an agreement as to Fair Market Value (as defined in the NU/CMP Agreement), provided, however, NU hereby agrees that the Fair Market Value shall be determined in accordance with Section 8(f) of this Agreement and not the NU/CMP Agreement. Notwithstanding anything in
Section 8(c) of this Agreement to the contrary, the Offeree Stockholders who have agreed to purchase Offered Securities under this Section 8(h)(ii) will deposit the purchase price for their portion of the Offered Securities with the Company on or prior to the last day of the Closing Period, and the Company will deliver to each Offeree Stockholder the number of Offered Securities subscribed to by such Offeree Stockholder promptly upon delivery of such shares to the Company. Any Offeree Stockholder who fails to deposit the purchase price for its portion of the Offered Securities set forth in the M1 Offer Notice on or prior to the last day of the Closing Period shall be deemed to have withdrawn its Notice of Acceptance.

                  (iii) NU agrees that it will enforce the obligation of CMP under the NU/CMP Agreement to offer the CMP Shares to the Company pursuant to the terms of Article 2 of the NU/CMP Agreement.

         9. General.

                  (a) Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

                  (b) Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Stockholder shall be entitled to specific performance of the agreements and obligations of the other Stockholders hereunder and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.

                  (c) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware (without reference to the conflicts of law provisions thereof).

                  (d) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (as of the time of delivery or, in the case of a telecopied communication, of confirmation and accompanied by another manner of giving notice provided in this Section) if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         if to M1:

                  Mode 1 Communications, Inc.
                  107 Selden Street
                  Berlin, CT 06037
                  Attention: John H. Forsgren
                  Facsimile: (860) 665-3718

         if to Exelon:

                  Exelon Ventures Corp.
                  2301 Market Street
                  Philadelphia, PA 19101
                  Attention: President
                  Facsimile: (215) 841-6374
                  with a copy to:

                  PECO Law Department
                  2301 Market Street, 23rd Floor
                  Philadelphia, PA 19101
                  Attention: John Halderman
                  Facsimile: 215-841-4474

         if to CEC:

                  Consolidated Edison Communications, Inc.
                  132 West 31st Street, 13th Floor
                  New York, NY 10001
                  Attention: President
                  Facsimile: (212) 324-5050

                   with a copy to:

                  Consolidated Edison, Inc.
                  4 Irving Place, Room 1800
                  New York, NY 10003
                  Attention: Senior Vice President and General Counsel
                  Facsimile: (212) 674-7329

                   if to the Company:

                  NorthEast Optic Network, Inc.
                  2200 West Park Drive
                  Westborough, MA 01581
                  Attention: President
                  Facsimile: (508) 616-7895

                  (e) Complete Agreement; Amendments. This Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings relating to such subject matter. No amendment, modification or termination of, or waiver under, any provision of this Agreement shall be valid unless in writing and signed by all Stockholders (and, with respect to Section 8(h), the Company and NU).

                  (f) Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

                  (g) Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same document. This Agreement may be executed by facsimile signatures.

                  (h) Section Headings. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties.

                  (i)   Assignment;   Transfers   of  Shares;   No  Third  Party
Beneficiaries; Successors and Assigns.

                           (1) No Stockholder  hereunder shall assign its rights
or obligations under this Agreement to any third person or entity (except to an Affiliate of such Stockholder), unless and until (a) such Stockholder shall have complied with Section 8 hereof and (b) such Stockholder shall have transferred to such assignee an amount of Shares (i) which constitutes at least the Minimum Percentage and (ii) such that, after giving effect to such transfer, the Stockholder no longer holds any Shares, provided that such transferee shall have agreed to be bound by the terms of this Agreement.

                           (2) The  Company  shall not  effect any  transfer  of
Shares in connection with any transfer or assignment not in compliance with the terms of this Agreement.

                           (3) Nothing in this  Agreement  is intended to confer
upon any other person not party to this Agreement any rights or remedies hereunder.

                           (4) The terms of his Agreement  shall be binding upon
the parties hereto and their respective successors and assigns.

                  (j) Effectiveness. This Agreement shall become binding upon each party upon execution of this Agreement by such party. No party shall have the right to exercise its rights under this Agreement until it has executed this Agreement.


              [the remainder of this page intentionally left blank]

         IN  WITNESS  WHEREOF,   the  parties  have  caused  this  Stockholders'
Agreement to be executed by their duly authorized officers as of the day and year first above written.

                          MODE 1 COMMUNICATIONS, INC.


                          By:    /s/ David R. McHale
                                ---------------------------------------
                          Name:  David R. McHale
                                ---------------------------------------
                          Title: Vice President and Treasurer
                                ---------------------------------------


                          EXELON VENTURES CORP.


                          By:    /s/ Gregory A. Cucchi
                                ---------------------------------------
                          Name:  Gregory A. Cucchi
                                ---------------------------------------
                          Title: Chairman and Chief Executive Officer
                                ---------------------------------------


                          CONSOLIDATED EDISON
                          COMMUNICATIONS, INC.


                          By:    /s/ John F. Pinto
                                ---------------------------------------
                          Name:  John F. Pinto
                                ---------------------------------------
                          Title: Vice President
                                ---------------------------------------


                          NEON COMMUNICATIONS, INC.


                          By:    /s/ Victor Colantonio
                                ---------------------------------------
                          Name:  Victor Colantonio
                                ---------------------------------------
                          Title: President
                                ---------------------------------------

         Northeast Utilities executed this Agreement for the sole purpose of being bound by its obligations under Section 8(h) hereof.

                          NORTHEAST UTILITIES


                          By:    /s/ David R. McHale
                                ---------------------------------------
                          Name:  David R. McHale
                                ---------------------------------------
                          Title: Vice President and Treasurer
                                ---------------------------------------

Schedule 1

Mode 1 Communications, Inc.                         4,774,038  Shares
                                                  -------------

Exelon Ventures Corp.                               2,131,143  Shares
                                                  -------------

Consolidated Edison
Communications, Inc.                                2,476,735  Shares
                                                  -------------

                            NEON COMMUNICATIONS, INC.

                          REGISTRATION RIGHTS AGREEMENT


         This Agreement dated as of September 14, 2000 is entered into by and among NEON Communications, Inc., a Delaware corporation (the "Company"), Consolidated Edison Communications, Inc., a New York corporation ("CEC") and Exelon Ventures Corp., a Pennsylvania corporation ("Exelon", and together with CEC, the "Investors").

                                    Recitals

         WHEREAS, the Company has entered into a separate Subscription Agreement with each of CEC and Exelon dated as of November 23, 1999 (as amended to date, the "Subscription Agreements"); and

         WHEREAS, the Company and the Investors desire to provide for certain arrangements with respect to the registration of shares of capital stock of the Company under the Securities Act of 1933;

         NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, the parties hereto agree as follows:

         1. Certain Definitions.

         As used in this Agreement, the following terms shall have the following respective meanings:

                  "Business Day" means any day other than Saturday, Sunday and any day which is a legal holiday or a day on which banking institutions in New York are authorized or required by law or other action of a governmental authority to close.

                  "Commission" means the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

                  "Common Stock" means the common stock, $.01 par value per share, of the Company.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

                  "Initiating   Holders"   means  the   Investor  or   Investors
initiating a request for registration pursuant to Section 2.1(a).

                  "Other Holders" shall have the meaning set forth in Section 2. 1(c).

                  "Prospectus" means the prospectus included in any Registration Statement, as amended or supplemented by an amendment or prospectus supplement, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

                  "Registration Statement" means a registration statement filed by the Company with the Commission for a public offering and sale of securities of the Company (other than a registration statement on Form S-8 or Form S-4, or their successors, or any other form for a similar limited purpose, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation).

                  "Registration   Expenses"  means  the  expenses  described  in
Section 2.4.

                  "Registrable Shares" means (i) the Shares and (ii) any other shares of Common Stock issued in respect of the Shares (because of stock splits, stock dividends, reclassifications, recapitalizations, or similar events); provided, however, that shares of Common Stock which are Registrable Shares shall cease to be Registrable Shares upon (i) any sale pursuant to a Registration Statement or Rule 144 under the Securities Act (ii) their eligibility for sale pursuant to Rule 144(k) under the Securities Act or (iii) any sale in any manner to a person or entity which, by virtue of Section 3 of this Agreement, is not entitled to the rights provided by this Agreement.

                  "Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

                  "Selling Stockholder" means any Stockholder owning Registrable Shares included in a Registration Statement.

                  "Shares" means the CEC NEON shares and the Exelon NEON shares as defined in the Subscription Agreements.

                  "Stockholders" means the Investors and any persons or entities to whom the rights granted under this Agreement are transferred by any Investors, their successors or assigns pursuant to Section 3 hereof.

         2. Registration Rights.

            2.1 Required Registrations.

                  (1) At any time after the first anniversary of the closing of the Subscription Agreements, either Investor may request, in writing, that the Company effect the registration on Form S-3 (or any successor form or any other registration statement form which the Company is eligible to use) of Registrable Shares owned by such Investor having an aggregate value of at least $5,000,000 (based on the then current market price or fair value).

                  (2) Upon receipt of any request for registration pursuant to this Section 2, the Company shall promptly give written notice of such proposed registration to all other Stockholders. Such Stockholders shall have the right, by giving written notice to the Company within 30 days after the Company provides its notice, to elect to have included in such registration such of their Registrable Shares as such Stockholders may request in such notice of election, subject in the case of an underwritten offering to the approval of the managing underwriter as provided in Section 2.1(c) below. Thereupon, the Company shall, as expeditiously as possible, effect the registration of all Registrable Shares which the Company has been requested to so register.

                  (3) If the Initiating Holders intend to distribute the Registrable Shares covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1(a), and the Company shall include such information in its written notice referred to in Section 2.1(b). The right of any other Stockholder to include its Registrable Shares in such registration pursuant to Section 2.1(a) shall be conditioned upon such other Stockholder's participation in such underwriting on the terms set forth herein. If the Company desires that any officers or directors of the Company holding securities of the Company be included in any registration for an underwritten offering requested pursuant to Section 2.1(c) or if other holders of securities of the Company who are entitled, by contract with, or other instrument executed by, the Company prior to the date hereof, to have securities included in such a registration (the "Other Holders") request such inclusion, the Company may include the securities of such officers, directors and Other Holders in such registration and underwriting on the terms set forth herein. The Company shall (together with all Stockholders, officers, directors and Other Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form (including, without limitation, customary indemnification and contribution provisions on the part of the Company) with the managing underwriter; provided that such underwriting agreement shall not provide for indemnification or contribution obligations on the part of Stockholders materially greater than the obligations of the Stockholders pursuant to Section 2.5. Notwithstanding any other provision of this Section 2.1(c), if the managing underwriter advises the Company that the inclusion of all shares requested to be registered would adversely affect the offering, the securities of the Company held by officers or directors of the Company (other than Registrable Shares) shall be excluded from such registration and underwriting to the extent deemed advisable by the managing underwriter, and if a further limitation of the number of shares is required, the number of shares that may be included in such registration and underwriting shall be allocated among all Other Holders and holders of Registrable Shares pro rata in proportion to the respective number of shares they have requested to be registered. If any holder of Registrable Shares, officer, director or Other Holder who has requested inclusion in such registration as provided above disapproves of the terms of the underwriting, such person may elect to withdraw therefrom by written notice to the Company, and the securities so withdrawn shall also be withdrawn from registration. If the managing underwriter has not limited the number of Registrable Shares or other securities to be underwritten, the Company may include securities for its own account in such registration if the managing underwriter so agrees and if the number of Registrable Shares and other securities which would otherwise have been included in such registration and underwriting will not thereby be limited.

                  (4) The Initiating Holders shall have the right to select the managing underwriter(s) for any underwritten offering requested pursuant to
Section 2.1(a), subject to the approval of the Company, which approval will not be unreasonably withheld.

                  (5) The Company shall not be required to effect more than two registrations pursuant to Section 2.1(a), and neither Investor, acting individually, shall be entitled to request a registration pursuant to Section 2.1(a) more than once. In addition, in the event that Form S-3 is not available to the Company, the Company shall not be required to effect more than one registration on Form S-1 pursuant to Section 2.1(a), and any request to effect a registration on Form S-1 shall be made jointly by both Investors. For purposes of this Section 2.1(e), a Registration Statement shall not be counted until such time as such Registration Statement has been declared effective by the Commission (unless the Initiating Holders withdraw their request for such registration (other than as a result of information concerning the business or financial condition of the Company which is made known to the Stockholders after the date on which such registration was requested) and elect not to pay the Registration Expenses therefor pursuant to Section 2.4).

                  (6) If at the time of any request to register Registrable Shares by Initiating Holders pursuant to this Section 2.1, the Company is engaged or has plans to engage in a registered public offering or is engaged in any other activity which, in the good faith determination of the Company's Board of Directors, would be adversely affected by the requested registration, then the Company may at its option direct that such request be delayed for a period not in excess of 90 days from the date of such request, such right to delay a request to be exercised by the Company not more than once in any 12-month period.

         2.2 Incidental Registration.

                  (1) Whenever the Company proposes to file a Registration Statement (other than a Registration Statement filed pursuant to Section 2.1) at any time and from time to time, it will, prior to such filing, give written notice to all Stockholders of its intention to do so; provided, that no such notice need be given if no Registrable Shares are to be included therein as a result of a determination of the managing underwriter pursuant to Section 2.2(b). Upon the written request of a Stockholder or Stockholders given within 20 days after the Company provides such notice, the Company shall use its best efforts to cause all Registrable Shares which the Company has been requested by such Stockholder or Stockholders to register to be registered under the Securities Act to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of such Stockholder or Stockholders; provided that the Company shall have the right to postpone or withdraw any registration effected pursuant to this Section
2.2 without obligation to any Stockholder.

                  (2) If the registration for which the Company gives notice pursuant to Section 2.2(a) is a registered public offering involving an underwriting, the Company shall so advise the Stockholders as a part of the written notice given pursuant to Section 2.2(a). In such event, the right of any Stockholder to include its Registrable Shares in such registration pursuant to
Section 2.2 shall be conditioned upon such Stockholder's participation in such underwriting on the terms set forth herein. All Stockholders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for the underwriting by the Company. Notwithstanding any other provision of this Section 2.2, if the managing underwriter determines that the inclusion of all shares requested to be registered would adversely affect the offering, the Company may limit the number of Registrable Shares to be included in the registration and underwriting. The Company shall so advise all holders of Registrable Shares requesting registration, and the number of shares that are entitled to be included in the registration and underwriting shall be allocated in the following manner. The securities of the Company held by holders other than Stockholders and Other Holders shall be excluded from such registration and underwriting to the extent deemed advisable by the managing underwriter, and, if a further limitation on the number of shares is required, the number of shares that may be included in such registration and underwriting shall be allocated among all Stockholders and Other Holders requesting registration in proportion, as nearly as practicable, to the respective number of shares of Common Stock which they held at the time the Company gives the notice specified in Section 2.2(a). If any Stockholder or Other Holder would thus be entitled to include more securities than such holder requested to be registered, the excess shall be allocated among other requesting Stockholders and Other Holders pro rata in the manner described in the preceding sentence. If any holder of Registrable Shares or any officer, director or Other Holder disapproves of the terms of any such underwriting, such person may elect to withdraw therefrom by written notice to the Company, and any Registrable Shares or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

                  (c) Notwithstanding the foregoing, the Company shall not be required, pursuant to this Section 2.2, to include any Registrable Shares in a Registration Statement if such Registrable Shares can then be sold pursuant to Rule 144(k) under the Securities Act.



         2.3 Registration Procedures.

         (1) If and whenever the Company is required by the provisions of this Agreement to use its best efforts to effect the registration of any Registrable Shares under the Securities Act, the Company shall:

                  (1) file with the Commission a Registration Statement with respect to such Registrable Shares and use its best efforts to cause that Registration Statement to become effective as soon as possible;

                  (2) as expeditiously as possible prepare and file with the Commission any amendments and supplements to the Registration Statement and the prospectus included in the Registration Statement as may be necessary to comply with the provisions of the Securities Act (including the anti-fraud provisions thereof) and to keep the Registration Statement effective for 12 months from the effective date or such lesser period until all such Registrable Shares are sold;

                  (3) as expeditiously as possible furnish to each Selling Stockholder such reasonable number of copies of the Prospectus, including any preliminary Prospectus, in conformity with the requirements of the Securities Act, and such other documents as such Selling Stockholder may reasonably request in order to facilitate the public sale or other disposition of the Registrable Shares owned by such Selling Stockholder;

                  (4) as expeditiously as possible use its best efforts to register or qualify the Registrable Shares covered by the Registration Statement under the securities or Blue Sky laws of such states as the Selling Stockholders shall reasonably request, and do any and all other acts and things that may be necessary or desirable to enable the Selling Stockholders to consummate the public sale or other disposition in such states of the Registrable Shares owned by the Selling Stockholder; provided, however, that the Company shall not be required in connection with this paragraph (iv) to qualify as a foreign corporation or execute a general consent to service of process in any jurisdiction;

                  (5) as expeditiously as possible, cause all such Registrable Shares to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

                  (6) promptly provide a transfer agent and registrar for all such Registrable Shares not later than the effective date of such registration statement;

                  (7) promptly make available for inspection by the Selling Stockholders, any managing underwriter participating in any disposition pursuant to such Registration Statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the Selling Stockholders, all financial and. other records, pertinent corporate documents and properties of the Company and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such Registration Statement;

                  (8) as expeditiously as possible, notify each Selling Stockholder, promptly after it shall receive notice thereof, of the time when such Registration Statement has become effective or a supplement to any Prospectus forming a part of such Registration Statement has been filed; and

                  (9) as expeditiously as possible following the effectiveness of such Registration Statement, notify each seller of such Registrable Shares of any request by the Commission for the amending or supplementing of such Registration Statement or Prospectus.

         (2) If the Company has delivered a Prospectus to the Selling Stockholders and after having done so the Prospectus is amended to comply with the requirements of the Securities Act, the Company shall promptly notify the Selling Stockholders and, if requested, the Selling Stockholders shall immediately cease making offers of Registrable Shares and return all Prospectuses to the Company. The Company shall promptly provide the Selling Stockholders with revised Prospectuses and, following receipt of the revised Prospectuses, the Selling Stockholders shall be free to resume making offers of the Registrable Shares.

         (3) In the event that, in the judgment of the Company, it is advisable to suspend use of a Prospectus included in a Registration Statement due to pending material developments or other events that have not yet been publicly disclosed and as to which the Company believes public disclosure would be detrimental to the Company, the Company shall notify all Selling Stockholders to such effect, and, upon receipt of such notice, each such Selling Stockholder shall immediately discontinue any sales of Registrable Shares pursuant to such Registration Statement until such Selling Stockholder has received copies of a supplemented or amended Prospectus or until such Selling Stockholder is advised in writing by the Company that the then current Prospectus may be used and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus. Notwithstanding anything to the contrary herein, the Company shall not exercise its rights under this
Section 2.3(c) to suspend sales of Registrable Shares for a period in excess of 60 days in any 365-day period.

         2.4 Allocation of Expenses. The Company will pay all Registration Expenses for all registrations under this Agreement; provided, however, that if a registration under Section 2.1 is withdrawn at the request of the Initiating Holders (other than as a result of information concerning the business or financial condition of the Company which is made known to the Stockholders after the date on which such registration was requested) and if the Initiating Holders elect not to have such registration counted as a registration requested under
Section 2.1, the requesting Stockholders shall pay the Registration Expenses of such registration pro rata in accordance with the number of their Registrable Shares included in such registration. For purposes of this Section, the term "Registration Expenses" shall mean all expenses incurred by the Company in complying with this Agreement, including, without limitation, all registration and filing fees, exchange listing fees, printing expenses, fees and expenses of counsel for the Company and the fees and expenses of one counsel selected by the Selling Stockholders to represent the Selling Stockholders, state Blue Sky fees and expenses, and the expense of any special audits incident to or required by any such registration, but excluding underwriting discounts, selling commissions and the fees and expenses of Selling Stockholders' own counsel (other than the counsel selected to represent all Selling Stockholders).

         2.5 Indemnification and Contribution.

                  (1) In the event of any registration of any of the Registrable Shares under the Securities Act pursuant to this Agreement, the Company will indemnify and hold harmless the seller of such Registrable Shares, each underwriter of such Registrable Shares, and each other person, if any, who controls such seller or underwriter within the meaning of the Securities Act or the Exchange Act against any losses, claims, damages or liabilities, joint or several, to which such seller, underwriter or controlling person may become subject under the Securities Act, the Exchange Act, state securities or Blue Sky laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such Registrable Shares were registered under the Securities Act, any preliminary prospectus or final prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arise out of or are based upon the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Company will reimburse such seller, underwriter and each such controlling person for any legal or other expenses reasonably incurred by such seller, underwriter or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission made in such Registration Statement, preliminary prospectus or prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by or on behalf of such seller, underwriter or controlling person specifically for use in the preparation thereof.

                  (2) In the event of any registration of any of the Registrable Shares under the Securities Act pursuant to this Agreement, each seller of Registrable Shares, severally and not jointly, will indemnify and hold harmless the Company, each of its directors and officers and each underwriter (if any) and each person, if any, who controls the Company or any such underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities, joint or several, to which the Company, such directors and officers, underwriter or controlling person may become subject under the Securities Act, Exchange Act, state securities or Blue Sky laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement under which such Registrable Shares were registered under the Securities Act, any preliminary prospectus or final prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, if the statement or omission was made in reliance upon and in conformity with information relating to such seller furnished in writing to the Company by or on behalf of such seller specifically for use in connection with the preparation of such Registration Statement, prospectus, amendment or supplement; provided, however, that the obligations of a Stockholder hereunder shall be limited to an amount equal to the net proceeds to such Stockholder of Registrable Shares sold in connection with such registration.

                  (3) Each party entitled to indemnification under this Section (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld); and, provided, further, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section except to the extent that the Indemnifying Party is adversely affected by such failure. The Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall pay such expense if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding; provided, further, that in no event shall the Indemnifying Party be required to pay the expenses of more than one law firm per jurisdiction as counsel for the Indemnified Party. The Indemnifying Party also shall be responsible for the expenses of such defense if the Indemnifying Party does not elect to assume such defense. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation, and no Indemnified Party shall consent to entry of any judgment or settle such claim or litigation without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

                  (4) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Section 2.5 is due in accordance with its terms but for any reason is held to be unavailable to an Indemnified Party in respect to any losses, claims, damages and liabilities referred to herein, then the Indemnifying Party shall, in lieu of indemnifying such Indemnified Party, contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities to which such party may be subject in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Stockholders on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company and the Stockholders shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of material fact related to information supplied by the Company or the Stockholders and the parties' relative intent, knowledge, access to information and opportunity to correct; or prevent such statement or omission. The Company and the Stockholders agree that it would not be just and equitable if contribution pursuant to this Section 2.5 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph of Section 2.5, (a) in no case shall any one Stockholder be liable or responsible for any amount in excess of the net proceeds received by such Stockholder from the offering of Registrable Shares and (b) the Company shall be liable and responsible for any amount in excess of such proceeds; provided, however, that no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section, notify such party or parties from whom contribution may be sought, but the omission so to notify such party or parties from whom contribution may be sought shall not relieve such party from any other obligation it or they may have thereunder or otherwise under this Section. No party shall be liable for contribution with respect to any action, suit, proceeding or claim settled without its prior written consent, which consent shall not be unreasonably withheld.

         2.6 Other Matters with Respect to Underwritten Offerings. In the event that Registrable Shares are sold pursuant to a Registration Statement in an underwritten offering pursuant to Section 2.1, the Company agrees to (a) enter into an underwriting agreement containing customary representations and warranties with respect to the business and operations of the Company and customary covenants and agreements to be performed by the Company, including without limitation customary provisions with respect to indemnification by the Company of the underwriters of such offering; (b) use its best efforts to cause its legal counsel to render customary opinions to the underwriters with respect to the Registration Statement; and (c) use its best efforts to cause its independent public accounting firm to issue customary "cold comfort letters" to the underwriters with respect to the Registration Statement.

         2.7 Information by Holder. Each holder of Registrable Shares included in any registration shall furnish to the Company such information regarding such holder and the distribution proposed by such holder as the Company may reasonably request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Agreement.

         2.8 Confidentiality of Notices. Any Stockholder receiving any written notice from the Company regarding the Company's plans to file a Registration Statement shall treat such notice confidentially and shall not disclose such information to any person other than as necessary to exercise its rights under this Agreement.

         2.9 Rule 144 Requirements. The Company hereby agrees to:

               (1) make and keep current public information about the Company available, as those terms are understood and defined in Rule 144;

               (2) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

               (3) furnish to any holder of Registrable Shares upon request (i) a written statement by the Company as to its compliance with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company, and (iii) such other reports and documents of the Company as such holder may reasonably request to avail itself of any similar rule or regulation of the Commission allowing it to sell any such securities without registration.

         2.10  Termination.   All  of  the  Company's  obligations  to  register
Registrable Shares under Sections 2.1 and 2.2 of this Agreement shall terminate five (5) years after the date hereof.

         3. Transfers of Rights. This Agreement, and the rights and obligations of each Investor hereunder, may be assigned by such Investor to any person or entity to which at least 25% of the Shares held by such Investor are transferred by such Investor, provided, however, that for purposes of Section 2.1 (a), any such transferees, together with the transferring Investor if such Investor continues to hold any Registrable Securities, shall be counted as one Investor, and any decision to demand a registration pursuant to Section 2.1(a) shall be made by the holders of a majority of the Registrable Securities held by the transferring Investor and such transferees.


         4. General.

               (1) Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

               (2) Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company hereunder and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.

               (3)  Governing  Law.  This  Agreement  shall be  governed  by and
construed  in  accordance  with  the  internal  laws  of  the   Commonwealth  of
Massachusetts (without reference to the conflicts of law provisions thereof).

               (4) Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) two Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid or (ii) one Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next Business Day delivery, in each case to the intended recipient as set forth below:

         If to the Company, to:             NEON Communications, Inc.
                                            2200 West Park Drive
                                            Westborough, MA  01581
                                            Attention:  President

or at such other address or addresses as may have been furnished in writing by the Company to the Investors.

         with a copy to:       Hale and Dorr LLP
                               60 State Street
                               Boston, MA   02109
                               Attention:  Alexander A. Bernhard, Esq.
                               Facsimile Number:  (617) 526-5000

         If to Exelon, to:     Exelon Ventures Corp.
                               2301 Market Street
                               Philadelphia, PA  19101
                               Attention:  President
                               Facsimile:  (215) 841-6374

         with a copy to:       PECO Law Department
                               2301 Market Street, 23rd Floor
                               Philadelphia, PA  19101
                               Attention:  John Halderman
                               Facsimile Number:  (215) 841-4474

         If to CEC:            Consolidated Edison Communications, Inc.
                               132 West 31st Street, 13th Floor
                               New York, NY  10001
                               Attention:  President
                               Facsimile Number:  (212) 324-5050


         with a copy to:       Consolidated Edison, Inc.
                               4 Irving Place, Room 1800
                               New York, NY  10003
                               Attention:  Senior Vice President and
                                           General Counsel
                               Facsimile Number:  (212) 324-5001

or at such other addresses as may have been furnished in writing by CEC or Exelon to the Company.

         Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

         (5) Complete Agreement. This Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

         (6) Amendments and Waivers. Any term of this Agreement may be amended or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the holders of at least 51% of the Registrable Shares held by all of the Stockholders; provided, that this Agreement may be amended with the consent of the holders of less than all Registrable Shares only in a manner which applies to all such holders in the same fashion. Any such amendment, termination or waiver effected in accordance with this Section 4(f) shall be binding on all parties hereto, even if they do not execute such consent. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

         (7) Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

         (8) Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same document. This Agreement may be executed by facsimile signatures.

         (9) Section Headings. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties.

              [the remainder of this page intentionally left blank]

                  Executed as of the date first written above.


                        NEON COMMUNICATIONS, INC.



                        By:               /s/ Victor Colantonio
                           ----------------------------------------------------

                        Name:             Victor Colantonio
                             --------------------------------------------------

                        Title:            President
                              -------------------------------------------------


                        CONSOLIDATED EDISON COMMUNICATIONS, INC.



                        By:               /s/ John F. Pinto
                           ----------------------------------------------------

                        Name:             John F. Pinto
                             --------------------------------------------------

                        Title:            Vice President
                              -------------------------------------------------


                        EXELON VENTURES CORP.



                        By:               /s/ Gregory A. Cucchi
                           ----------------------------------------------------

                        Name:             Gregory A. Cucchi
                             --------------------------------------------------

                        Title:            Chairman and Chief Executive Officer
                              -------------------------------------------------